02051623

P.E 7-31-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2002

Pacific North West Capital Corp.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
(Registrant)

Date: August 8, 2002

(Signature)*

Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

July 17, 2002

Item 3: Press Release

A Press release dated and issued July 17, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to announce its appointment of Loewen, Ondaatje, McCutcheon Limited as financial advisor effective August 1, 2002.

Item 5: Full Description of Material Change

See attached Press Release dated July 17, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

July 18, 2002
Date

"Taryn Downing"
Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

PFN APPOINTS LOEWEN, ONDAATJE, MCCUTCHEON AS FINANCIAL ADVISOR

TSX Trade Symbol: **PFN**
OTCBB: PAWEF
Toll Free 1-800-667-1870

Pacific North West Capital Corp. News Release July 17th, 2002

Vancouver, B.C. Pacific North West Capital Corp. ("PFN" – TSX) announces the appointment of Loewen, Ondaatje, McCutcheon Limited (LOM) as financial advisor effective August 1st, 2002. Under the terms of the Agreement, LOM will act as financial advisor to PFN and will assist the Company in increasing its profile in the financial marketplace and organizing meetings with institutional investors.

About LOM:

Founded in 1970, LOM was the first independent research-based institutional equity firm in Canada and today focuses exclusively on institutional investors around the globe for small and mid-capitalization companies. LOM's objective is to assist companies throughout their growth phase with consecutive financings, advisory services, timely research, and trading support. LOM has consistently assisted public companies in broadening their shareholder base by distributing securities to institutional investors in Canada, Europe and the United States.

About PFN:

Pacific North West Capital Corp. (TSX: PFN, OTCBB: PAWEF), is an exploration company focused on the discovery of platinum group metals in North America. At present the Company has two key projects located in Ontario. River Valley (joint venture with Anglo American Platinum Corporation Limited, "Anglo Platinum", the worlds' largest producer of platinum group metals) and Agnew Lake, currently under option to Anglo Platinum. The Company is committed to advancing its River Valley project to becoming the third producing platinum group metal mine in North America. An Anglo Platinum funded $2.25 million phase 5 drilling program and additional resource study are currently underway on River Valley with the objective of doubling the 593,000 ounce combined Pt+Pd+Au resource (12,700,000 tonnes @ 1.46 g/t Pt+Pd+Au). Anglo Platinum may earn a 65% interest in the River Valley project by funding it to production. In addition Anglo Platinum is funding a Phase 2 $1.25 million exploration program on the Agnew Lake Project, where it may earn a 60% interest by funding it through to production. Anglo Platinum may earn up to a 49.5% interest in Agnew Lake by expending $6 million on exploration and 57% by completing a feasibility study. A $1.1 million Phase 1 program was completed in late 2001. Drilling is expected to commence on Agnew Lake in August.

PFN is a mineral exploration company focusing on the acquisition and discovery of platinum group metal properties.

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828
The Toronto Stock Exchange has not reviewed and does accept responsibility for the adequacy or accuracy of this release

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com or visit our website at www.pfncapital.com, by fax 604-685-8045

This document should not be construed as an offer to buy or sell securities of this company.